File # 82-4555

BLACKROCK

04030568

SUPPL

May 14, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated May 11, 2004;

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

dlw 6/15

Receipt Copy

BLACKROCK

May 14, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
:0549

ear Sirs:

E: **Section 12g3-2(b) Exemption**
File No. 82-4555

suant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, ıse find enclosed the following documents related to BlackRock Ventures Inc.:

?ress Release dated May 11, 2004;

quired pursuant to Rule 12g3-2(b), the exemption number appears in the upper hand corner of each unbound page and of the first page of each bound document.

indicate your receipt of the enclosed by stamping the enclosed copy of this letter turning it to the sender in the enclosed self-addressed, stamped envelope.

; truly,
CKROCK VENTURES INC.

ı Cook
e –President Finance

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File #82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 1st Quarter Financial and Operating Results

CALGARY, ALBERTA, (May 11, 2004) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three months ended March 31, 2004.

Highlights of current and first quarter activities:

- Recent reservoir studies undertaken on the Central block at Seal indicate potential for higher oil recovery rates.
- Construction of 58,000 barrel per day Seal oil pipeline completed three months ahead of schedule.
- Successful delineation program at Seal confirmed development on several of the land blocks at Seal.
- Production averaged 4,739 barrels of oil per day, 35% higher than the first quarter last year. On track to meet 10,000 barrels per day year-end production target.
- Completed a 9 million common share equity financing, raising $42 million.

John Festival, President of BlackRock, commenting on first quarter activities indicated that "we completed a successful delineation drilling program in the first quarter which confirmed development projects on the Eastern, Northern and Peace River blocks at Seal and we received encouraging initial results on the Cadotte block. Our delineation work confirms that we are working with a significant heavy oil resource, much of it amenable to primary production. Recent reservoir studies in the Central block suggest we may recover more oil than we originally expected. We commissioned the oil processing facility at Seal in the first quarter and following some temporary delays in achieving pipeline spec product, the 10,000 barrels per day facility is now fully operational and expected to be operating near capacity sometime in the second quarter. Our year-end exit production target of 10,000 barrels per day is unchanged."

HIGHLIGHTS

	Q1 2004	Q1 2003
Financial (in $000s, except per share amounts)		
Revenue (1)	$ 8,120	$ 8,463
Cash flow	$ 3,631	$ 4,595
Per share	$ 0.05	$ 0.06
Earnings	$ 730	$ 1,682
Per share	$ 0.01	$ 0.02
Capital expenditures	$ 15,374	$ 7,781
Working capital	$ 2,874	$ 29,143
Common shares outstanding (000s)	73,572	72,358

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Web site: blackrock-ven.com

Operating

Sales (boe/day)				
Conventional heavy oil properties		4,264		3,068
Hilda Lake		475		432
		4,739		3,500
Average prices ($/bbl)				
Conventional heavy oil properties (2)	$	20.92	$	30.65
Hilda Lake	$	21.03	$	30.27

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.
(2) See the discussion of changes in sales prices in the Management Discussion and Analysis section.

Operations Review

Seal

This winter, BlackRock drilled 13 vertical evaluation test wells (8.5 net) and 1 horizontal test well (1 net) for a total of 14 wells (9.5 net). The purpose of this program was to test new unproven prospects and delineate existing discoveries in preparation for horizontal well development.

One of the more significant events from first quarter activities was the results of recent reservoir studies conducted on the Central block. These new independent laboratory studies undertaken on actual core samples and crude oil from the Central block suggest oil recoveries will be in excess of 20% using primary production, with secondary recovery from waterflooding having the potential of increasing this recovery factor to over 30%. Our most recent independent evaluation of oil and gas reserves used a recovery factor of approximately 8% of oil-in-place and our internal modeling had suggested recovery factors of up to 14%. While it will be a number of years before it can be determined whether these recovery rates are achievable and before our reserve engineers can recognize these additional recovery factors in our published reserve reports, as well as determining if these recovery rates are applicable to the other blocks of land at Seal, it does provide an indication of the potential from the Seal area. These studies will be submitted to the Alberta Energy and Utilities Board (AEUB) as part of our technical regulatory requirements. BlackRock has identified 1.6 billion barrels of oil-in-place on its acreage at Seal and currently we estimate up to 800 million barrels of this total may be amenable for primary production.

Central Block (50% average working interest)
In 2003, we began the development of this block and drilled 33 (16 net) horizontal wells. No new drilling activities occurred on the Central block during the first quarter of 2004; however, horizontal development drilling will re-commence in July, with 35 to 40 wells planned for the remainder of the year.

Eastern Block (75% average working interest)
Four delineation wells were drilled this past winter with thicknesses varying between 6.5 and 20 meters of oil pay. The wells were drilled to verify depth and reservoir quality in preparation for horizontal development drilling which will begin in 2005. A 66 well development program on this block was approved by the AEUB in February 2004.

Northern Block (75% average working interest)
Using seismic and a three well delineation program, BlackRock is now able to confirm a development program that will have a minimum of 25 horizontal wells with potential for up to 40 wells. Although this block contains thinner pay than the Central block, the oil quality is better and the oil may be amenable to a waterflood operation, which could significantly improve oil recovery. The 16-24 horizontal test well, drilled in 2003, continues to produce near 100 barrels of oil per day. The Northern block is the closest analogue in the Seal area to the heavy oil development at Pelican Lake, which has had encouraging waterflood results. A development plan will be submitted to the AEUB in 2004.

Peace River Block (100% working interest)
The horizontal test well that was drilled last winter was put back on production at sustained rates of 230 barrels of oil per day during the first quarter of 2004. Currently this area can only be accessed in the winter, until all-weather roads are constructed. Four delineation wells were drilled confirming at least 3 sections for commercial development and the potential for 30 to 50 wells in high quality reservoir with over 25 meters of oil pay. More vertical test wells will be drilled next winter to delineate the remainder of the lands in preparation for a horizontal well development plan, which the Company expects to file with the AEUB in 2005.

Peace River North Block (50% average working interest)
One vertical evaluation well drilled this winter encountered oil that the Company believes is likely too heavy to produce. A horizontal test well was drilled into a part of the reservoir that contains movable oil; however, the well had a high water cut with low oil production rates. BlackRock is still evaluating the production performance in order to identify the source of the water and design a remedial workover.

Cadotte Block (75% average working interest)
The first vertical evaluation well was drilled on this block to assess oil quality and reservoir thickness. This well encountered 3 meters of favourable reservoir and the best quality of oil that the Company has found to date at Seal. Next winter, BlackRock plans to drill several additional evaluation wells and a horizontal production test well to further delineate and assess the production potential on this promising resource.

Pipeline and Battery
Construction of the 58,000 barrel per day Seal pipeline (45% working interest) was completed in late March, three months ahead of schedule and on budget. BlackRock began injecting crude oil into the line and is now delivering crude oil to the Nipisi terminal, where it then enters the Rainbow Pipeline System.

The heavy oil processing facility at Seal was completed in late 2003. During start-up we experienced problems processing the oil and were unable to obtain pipeline spec oil from the facility on a consistent basis. These are not unusual issues for new facilities; however, the battery is now fully operational and is expected to be operating near its 10,000 barrel per day capacity sometime in the second quarter. Plans are underway to expand the facility to 15,000 barrels per day in 2004.

Hilda Lake SAGD Pilot
No new activities were undertaken at Hilda Lake during the first quarter. We had previously indicated that our gas wells in the area were nearly depleted and we would have to begin purchasing gas to generate steam. During the first quarter we purchased a small amount of gas when one of the existing wells was down for servicing, but otherwise our wells continue to provide sufficient gas to operate the steam generators. While we have collected all of the technical information we require for commercial development, the pilot is operating at a cash profit and therefore we plan to operate it indefinitely.

We are continuing to work on the commercial development application at Hilda Lake. The AEUB has advised

us that they will hold a public hearing in late June to consider the application. We still anticipate that we will receive regulatory approval for the commercial project later this year. The Hilda Lake asset remains a valuable mid-term project for BlackRock. Our current focus is to dedicate the majority of our resources to the Seal area, which will provide us with a stable base of production and cash flow that will allow us to reconsider financing options for the development of Hilda Lake. The Hilda Lake commercial project is expected to recover over 190 million barrels of heavy oil over a 25 year project life at a production rate of 20,000 barrels of oil per day.

Lloydminster
At Lloydminster, no new drilling occurred in the first quarter of 2004. BlackRock has a five well program planned for the Forestbank and Edam area which will begin in May. Additional drilling is planned for the third and fourth quarter. We expect to drill 15-20 wells in the Lloydminster area this year.

Production
Oil production for the three months ended March 31, 2004 was 4,739 barrels per day, a 35% increase compared with 3,500 barrels per day for the same period in 2003. The increase is attributable to drilling activity at Seal during the second half of 2003. Production from the Seal area was 2,221 barrels of oil per day in the first quarter of 2004, down from 3,000 barrels per day in the fourth quarter. Delays in commissioning our new battery and the de-commissioning of a third-party processing facility in the area resulted in production at Seal being temporarily curtailed in the first quarter. Normally we plan for the Seal field to be shut-in during the spring break-up period due to poor road conditions which make trucking impractical. However, with the pipeline construction completed early we will be able to eliminate some of the trucking and will be able to ship oil during the break-up period this year. Current productive capacity of our existing Seal wells is near 4,500 barrels per day, net to BlackRock, and we expect to reach these levels sometime during the second quarter. New development drilling will begin at Seal in July which will allow us to reach our year-end production exit target of 10,000 barrels of oil per day.

Average Daily Production	Three months ended March 31,	
(bbls/d)	2004	2003
Seal	2,221	879
Lloydminster	2,043	2,189
	4,264	3,068
Hilda Lake	475	432
	4,739	3,500

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003. MD&A contains the term cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

Business Environment

During the first quarter of 2004, crude oil prices remained above five year historical averages. The benchmark West Texas Intermediate (WTI) oil price averaged US$35.14 per barrel in the first quarter. This represents an increase from US$31.18 per barrel in the fourth quarter of 2003 and US$33.86 per barrel in the first quarter of last year. Heavy oil prices have also remained higher than historical averages. The WTI/Bow River Heavy price differential narrowed slightly in the first quarter to US$8.63 per barrel compared to $9.50 per barrel during the fourth quarter. The second and third quarters typically exhibit stronger demand for heavy oil due to asphalt requirements for paving.

Indications are that the strong commodity price environment will continue in 2004. The forward market for WTI crude oil for the next 12 months is over US$34 per barrel and the forward market for the next three years is in excess of US$31 per barrel.

	2004	2003	2003	2003	2003	1998-2003
	Q1	Q4	Q3	Q2	Q1	5 yr avg
WTI crude oil price (US$)	**35.14**	31.18	30.20	28.91	33.86	26.49
Bow River heavy differential (US$)	**8.63**	9.50	7.90	6.25	7.50	6.77
Hardisty Bow River heavy price (Cdn$/bbl)	**34.93**	28.53	30.79	31.61	39.79	29.42
Average exchange rate	**0.759**	0.760	0.725	0.716	0.663	0.669

Results of Operations

Revenues

	2004	2003	2003
	Q1	Q4	Q1
Revenues ($000s)	**8,120**	6,882	8,463
Average price (Cdn$/bbl)	**20.92**	15.56	30.65
Production (BOE/day)	**4,264**	4,806	3,068

Gross revenues were $8.1 million in the first quarter of 2004, 4% lower than the first quarter of 2003. The decrease in revenues was a result of a 32% lower average wellhead price received for our oil, offset by a 39%

increase in sales volumes.

The increase in production is due to the continued development of our Seal project in northwestern Alberta. Production from the Seal area now represents over 50% of our total conventional production compared to 29% for the first quarter of 2003.

The decrease in our wellhead price received in the first quarter of 2004 compared to the first quarter of 2003 reflects several items:

- A 15% depreciation in the U.S. dollar exchange rate;
- A higher proportion of our production from the Seal area, which receives lower prices due to oil quality differences and higher transportation costs; and
- Increased trucking charges due to initial start-up and commissioning of our Seal heavy oil processing facility. These trucking charges will be significantly reduced as our battery and pipeline become fully operational.
- Increased cost of condensate for blending with our heavy oil production.

Compared to the fourth quarter of 2003, our production in the first quarter was down 11% to 4,264 barrels of oil per day from 4,806 barrels per day. Production in the first quarter was impacted by the start-up problems at our new heavy oil processing facility and the de-commissioning of a third-party processing facility in the same area. We were unable to locate alternative processing capacity in the area and production had to be curtailed. The Seal battery is now fully operational and, combined with the early start-up of the Seal-area pipeline, will result in production volumes improving in the second quarter. Without the completion of the Seal pipeline, we would have expected our Seal production to be shut-in for much of the second quarter due to spring weather conditions.

Wellhead prices in the first quarter of 2004 improved from the fourth quarter of 2003 due to higher WTI reference prices and lower heavy oil differentials.

Royalties

	2004	2003	2003
	Q1	Q4	Q1
Royalty expenses ($000s)	**978**	649	1,436
Royalty $/BOE	**2.52**	1.47	5.20
Royalty rate	**12%**	10%	17%

The decrease in royalty expense during the first quarter of 2004 compared with the same period in 2003 was due to:

- Lower production revenues; and
- Lower effective royalty rates as a result of increased Seal production which has a 1% royalty rate.

The effective royalty rate is expected to continue to drop as Seal production increases.

Royalty expense in the first quarter of 2004 was higher than the fourth quarter of 2003 due to higher production revenues.

Operating Costs

	2004	2003	2003
	Q1	Q4	Q1
Operating costs ($000s)	**3,016**	2,383	1,947
$/BOE	**7.77**	5.39	7.05

Operating costs in the first quarter were impacted by the production curtailments at Seal and the start-up of the Seal processing facility. As a result, operating costs in the Seal area were $6.51 per barrel compared with $4.98 per barrel for all of 2003. As production optimization resumes and the pipeline and battery are fully operational these costs will drop on a per unit basis. At Lloydminster, operating costs for the first quarter were $9.15 per barrel, an increase from the average for 2003 of $7.77 per barrel. The increase is due to a combination of increasing industry costs for things such as labour and power, maturing of the asset base and the start-up of several new wells which typically will have high initial operating costs.

General & Administrative Costs

	2004	2003	2003
	Q1	Q4	Q1
G&A expense ($000s)	**379**	163	491
$/BOE	**0.98**	0.37	1.78

The decrease in administrative costs in 2004 compared to the first quarter of 2003 reflects higher overhead recoveries due to increased activity levels in 2004. The lower per boe administrative costs recorded in 2004 were due to higher production volumes.

The increase in administrative costs over the fourth quarter of last year is a result of certain annual costs that are typically incurred during the first quarter and incentive compensation payments made during the quarter.

The value of stock-based compensation included in general and administrative costs in the first quarter was $13,000 (2003 – $nil).

Depletion and Depreciation Expense

	2004	2003	2003
	Q1	Q4	Q1
Total expense ($000s)	**2,363**	2,616	1,790
$/BOE	**6.09**	5.92	6.49

The first quarter depletion and depreciation rate was lower than the prior year due to increases in oil reserves additions during 2003.

Taxes

	2004	2003	2003
	Q1	Q4	Q1
Capital tax and Saskatchewan Resource Surcharge ($000s)	**233**	118	266
Future tax provision ($000s)	**525**	330	1,123

The tax provision in the first quarter of 2004 was lower than the prior year due to lower earnings. The Company does not expect to pay any current income taxes in 2004. During the first quarter, the Alberta government reduced its corporate tax rate from 12.5% to 11.5% effective April 1, 2004.

Hilda Lake SAGD Project

	2004	2003	2003
	Q1	Q4	Q1
Production (BOE/day)	**475**	542	432
Average price (Cdn$/bbl)	**21.03**	18.64	30.27
Net operating revenues ($000s)	**380**	500	695

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the first quarter of 2004, the project sold an average of 475 barrels of oil per day, generating net revenues of $0.4 million (2003 – $0.7 million).

Net Earnings and Cash Flow

	2004	2003	2003
	Q1	Q4	Q1
Net earnings ($000s)	**730**	883	1,682
Per Share	**0.01**	0.01	0.02
Cash flow from operations ($000s)	**3,631**	3,808	4,595
Per Share	**0.05**	0.05	0.06

The decrease in net earnings and cash flow from operations in the first quarter compared to the first quarter of 2003 is due principally to lower realized oil prices in 2004.

Netback Summary

	2004	2003	2003
($/BOE)	**Q1**	Q4	Q1
Revenue	**20.92**	15.56	30.65
Royalties	**2.52**	1.47	5.20
Operating costs	**7.77**	5.39	7.05
Field netback	**10.63**	8.70	18.40

Liquidity and Capital Resources

Capital expenditures were $15.4 million in the first quarter of 2004. The majority of expenditures occurred in the Seal area. The major capital expenditure activities undertaken during the first quarter included the construction of the Seal heavy oil pipeline and the drilling of one (one net) horizontal well and 14 (9.5 net) vertical wells.

The 2004 capital program has been financed from cash flow and existing working capital. As at March 31, 2004, BlackRock had working capital of $2.9 million and no long-term debt. The decrease in working capital of $14.4 million from December 31, 2003 reflects higher activity levels in the first quarter. The Company also

has a $5 million unused line of credit.

On April 6, 2004, the Company issued 9,000,000 common shares at $4.70 per share for gross proceeds of $42 million. The proceeds will be used to fund our exploration and development programs and for general corporate purposes. As a result of the financing, BlackRock expects to increase its capital budget for the year from $40 million to $50 million. During the first three months of 2004, the Company also issued 309,000 common shares as a result of the exercise of stock options, generating funds of $0.2 million.

Contractual Obligations and Contingencies
BlackRock has entered into various commitments primarily related to transportation and processing agreements, capital commitments and operating leases. The following table summarizes the Company's contractual obligations as at March 31, 2004:

Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
($000s)					
Long-term debt	-	-	-	-	-
Operating leases (1)	167	-	-	-	167
Transportation agreements (2)	390	2,844	1,421	-	4,655
Capital commitments (3)	520	-	-	-	520
Total contractual obligations	1,077	2,844	1,421	-	5,342

(1) Relates to a lease for office premises
(2) Relates to firm transportation agreements to transport crude oil volumes
(3) Relates to contracts for the construction of the Seal heavy oil pipeline

Change in Accounting Policies
In the first quarter of 2004, BlackRock adopted the new CICA Handbook Section 3110, *Asset Retirement Obligations*. The new standard requires the future retirement obligations to initially be measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. The effect on the balance sheet as at December 31, 2003 resulted in an increase to the asset retirement obligation of $4.3 million, an increase in oil and gas properties of $3.7 million, a decrease in the future income tax liability of $0.3 million and an increase in the deficit of $0.4 million.

In 2003, the CICA re-issued Handbook Section 1100, *Generally Accepted Accounting Principles*. The most significant amendment was the elimination of using industry practice where Canadian generally accepted accounting principles are silent. In prior years, the Company has presented revenues derived from the sale of crude oil and natural gas net of third party transportation costs incurred to deliver the product to the purchaser. The Company's interpretation of the amendments to Section 1100 indicate that these third party transportation costs be disclosed separately from sales revenue. Accordingly, these costs have now been disclosed as a separate item on the statement of operations. This change in disclosure had no effect on net earnings for the periods presented.

Outlook
Our recent $42 million equity financing will provide us with the capital to accelerate the development of the Seal area. We expect to expand our oil handling capacity and complete development drilling of the Central block in 2004, and we are planning for development drilling on the Eastern and Northern blocks in 2005. We have set a 2004 corporate exit production target of 10,000 barrels a day.

Forward-Looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		March 31, 2004		December 31, 2003
Assets				(restated)
Current assets				
Cash and term deposits	$	6,804	$	15,176
Accounts receivable		14,322		14,054
Prepaid expenses		211		180
		21,337		29,410
Oil and gas properties (note 3)		91,205		78,030
Other assets		62		56
	$	112,604	$	107,496
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	18,463	$	14,978
Asset retirement obligation		6,239		6,078
Future income taxes		9,004		8,481
		33,706		29,537
Shareholders' equity				
Common shares (note 4)		81,426		81,230
Contributed surplus		37		24
Deficit		(2,565)		(3,295)
		78,898		77,959
	$	112,604	$	107,496

BLACKROCK VENTURES INC.

Statements of Operations and Deficit
Three months ended March 31,
(unaudited)

(Cdn $ in thousands, except per share amounts)	2004	2003
Revenue		
Oil and gas	$ 9,645	$ 9,240
Transportation costs	(1,525)	(777)
	8,120	8,463
Royalties	(978)	(1,436)
	7,142	7,027
Operating expenses		
Production	3,016	1,947
General and administrative	379	491
Depletion and depreciation	2,363	1,790
	5,758	4,228
	1,384	2,799
Interest income	104	272
Earnings before taxes	1,488	3,071
Provision for income taxes		
Current taxes	233	266
Future income taxes	525	1,123
	758	1,389
Earnings for the period	730	1,682
Deficit, beginning of period	(3,295)	(7,196)
Deficit, end of period	$ (2,565)	$ (5,514)

	2004	2003
Earnings per share (note 6)		
Basic	$ 0.01	$ 0.02
Diluted	$ 0.01	$ 0.02

BLACKROCK VENTURES INC.

Statements of Cash Flows
Three months ended March 31,
(unaudited)

(Cdn $ in thousands)		2004		2003
Cash provided by (used in):				
OPERATING ACTIVITIES				
Earnings for the period	$	730	$	1,682
Non-cash charges to earnings				
Depletion and depreciation		2,363		1,790
Future income taxes		525		1,123
Other		13		-
Funds from operations		3,631		4,595
Net change in non-cash working capital		742		(224)
		4,373		4,371
INVESTMENT ACTIVITIES				
Additions to oil and gas properties		(15,374)		(7,781)
Other assets		(11)		-
Net change in non-cash working capital		2,444		4,132
		(12,941)		(3,649)
FINANCING ACTIVITIES				
Net proceeds on issue of common shares		196		-
Increase (decrease) in cash		(8,372)		722
Cash and term deposits, beginning of period		15,176		34,054
Cash and term deposits, end of period	$	6,804	$	34,776
Supplemental disclosure:				
Cash interest received	$	104	$	236
Cash taxes paid (Saskatchewan resource tax and federal large corporation tax)	$	233	$	266

1. **Basis of presentation**

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2003. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2003 annual report.

2. **Change in Accounting Policies**

(a) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations. Prior to the change in account policy the Company recognized a provision for future site reclamation and abandonment costs calculated on the unit of production method over the life of the oil and gas properties based on the total estimated proved reserves and an estimated future liability. The new standard requires the future retirement obligations to initially be measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. The effect on the balance sheet as at December 31, 2003 is an increase in oil and gas properties of $3,693,000, an increase in provision for site restoration of $4,342,000, a decrease in future income taxes of $278,000 and an increase in the deficit of $371,000. The Company used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

As a result of the change in accounting for asset retirement obligations, net earnings for the three months ended March 31, 2003 decreased by $8,000.

(b) Stock based Compensation

In 2003, the Company adopted a new CICA Handbook standard that requires companies to recognize compensation cost for the value of stock options granted. The new standard did not effect net earnings for the three months ended March 31, 2003; however, general and administrative expense for the three months ended March 31, 2004 includes $13,000 for stock options granted since January 1, 2003.

(c) Oil and Gas Properties - Full Cost Accounting

In 2003, the CICA issued Accounting Guideline 16 – Oil and Gas Accounting – Full Cost which supplemented Accounting Guideline 5. The new guideline amends the ceiling test calculation applied by companies to its oil and gas assets. The new guideline was effective for fiscal periods beginning on or after January 1, 2004. The Company performed a ceiling test as of January 1, 2004 using the new guideline and the results of the test had no effect on the financial statements.

(d) Presentation of Transportation Costs

In prior years, the Company has presented revenues derived from the sale of crude oil and natural gas net of third party transportation costs incurred to deliver the product to the purchaser. In 2003, the CICA

amended Handbook Section 1100 – Generally Accepted Accounting Principles. The Company's interpretation of these amendments indicate that these third party transportation costs be disclosed separately from sales revenue. Accordingly, these costs have now been disclosed as a separate item on the statement of operations. This change in disclosure had no effect on net earnings for the periods presented.

3. Oil and Gas Properties

(Cdn $ in thousands)		March 31, 2004		December 31, 2003
Petroleum and natural gas interests	$	101,962	$	86,161
Accumulated depletion and depreciation		(23,250)		(20,988)
		78,712		65,173
Hilda Lake SAGD project		12,493		12,857
	$	91,205	$	78,030

During the three months ended March 31, 2004, the Company capitalized $242,000 (2003 – $272,000) of general and administrative costs related to exploration and development activity.

At March 31, 2004, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $24,936,000 (2003 - $20,529,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2003	73,262,772	$	81,230
Stock options exercised	309,000		196
Balance, March 31, 2004	73,571,772	$	81,426

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2003	4,697,000	$	0.57 – 2.40	$	1.51
Granted	112,500		4.95		4.95
Exercised	(309,000)		0.57 – 1.06		0.62
Balance September 30, 2003	4,500,500	$	0.57 – 2.40	$	1.65

5. Bank Credit Facilities

As at March 31, 2004, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At March 31, 2004, there were no advances outstanding under this facility.

6. Earnings Per Share

		2004		2003
Net earnings (Cdn $ in thousands)	$	730	$	1,682
Weighted average number of shares outstanding		73,569,105		72,357,638
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,888,457		2,213,050
Basic earnings per share	$	0.01	$	0.02
Diluted earnings per share	$	0.01	$	0.02

7. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2004, none of the Company's future production was hedged.

8. Legal proceedings

On March 22, 2004, Chief Clifford Laboucan and the Whitefish Lake First Nation (WLFN) (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, BlackRock and Mr. John Festival, President of BlackRock, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs also allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves as part of its treaty rights to earn a livelihood. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the

Province of Alberta and BlackRock did not properly consult with the WLFN prior to the EUB authorizing the construction of BlackRock's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival totaling $12.5 billion.

Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and intends to seek dismissal of the Claim.

9. Subsequent event

On April 6, 2004, the Company issued 9,000,000 common shares at $4.70 per share for total aggregate proceeds of $42,300,000 before estimated costs of $2,415,000 (including underwriters' fees).

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